UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2020
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE YEAR END, DECEMBER 2019

On March 12, 2020, the registrant issued a press release pertaining to its results of operations for the year end December, 2019 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: March 12, 2020

	Adecoagro´s Net Sales in 2019 reached $847.7 million, 10.1% higher year-over-year

4Q19 Earning Release Conference Call

English Conference Call
Luxembourg, March 12, 2020 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading agroindustrial company in South America, announced today its results for the fourth quarter ended December 31, 2019. The financial information contained in this press release is based on audited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 32 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this report.

March 13, 2020
9 a.m. (US EST)
10 a.m. (Buenos Aires and Sao Paulo time)
2 p.m. (Luxembourg time)

Tel: +1 (412) 317-6366	Highlights

Participants calling from other countries outside the US	Financial & Operating Performance
	$ thousands	4Q19	4Q18	Chg %	12M19	12M18	Chg %
Tel: +1 (844) 435-0324	Gross Sales	265,815	226,170	17.5%	891,554	810,609	10.0%
Participants calling from the US	Net Sales (1)	251,991	213,570	18.0%	847,745	770,196	10.1%
	Adjusted EBITDA (2)
Investor Relations	Farming & Land Transformation	15,960	(4,004)	n.a.	71,739	96,418	(25.6)%
Charlie Boero Hughes	Sugar, Ethanol & Energy	55,179	45,434	21.4%	253,069	238,284	6.2%
CFO	Corporate Expenses	(4,789)	(5,285)	(9.4)%	(19,639)	(19,971)	(1.7)%
Juan Ignacio Galleano	Total Adjusted EBITDA	66,350	36,145	83.6%	305,169	314,731	(3.0)%
IR Manager	Adjusted EBITDA Margin (2)	26.3%	16.9%	55.6%	36.0%	40.9%	(11.9)%
	Net Income	9,622	(4,255)	n.a.	342	(23,233)	(101.5)%
Email	Adjusted Net Income (4)	(5,236)	(16,927)	(69.1)%	40,304	91,318	(55.9)%
ir@adecoagro.com	Farming Planted Area (Hectares)	225,115	230,207	(2.2)%	225,115	230,207	(2.2)%
	Sugarcane Plantation Area (Hectares)	166,041	153,690	8.0%	166,041	153,690	8.0%

  • Full year 2019 Adjusted EBITDA(3) was $305.2 million, a 3.0% decrease compared to the previous year. Excluding results from Land Transformation, Adjusted EBITDA reached $295.8 million, 6.2% higher compared to 2018.

Website:
www.adecoagro.com
	• Gross sales reached $891.5 million in 2019, 10.0% higher year-over-year.

	• Full year 2019 Net Income registered a gain of $0.3 million, while Adjusted Net Income totaled $40.3 million.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 32 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/(Loss). Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation of PP&E, and amortization of intangible assets plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net third party commercialization results to highlight the margin generated by our own production.
(4) We define Adjusted Net Income as (i) Profit/(Loss) of the period year, plus (ii) any non cash finance costs resulting from foreign exchange losses for such period, which breakdown composed both Exchange Differences and Cash Flow Hedge Transfer from Equity, net of the related income tax effects plus (iii) gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset is farmland, which are relieved in our Shareholders Equity under the line item. "Reserve from the sale of non-controlling interests in subsidiaries plus (iv) the reversal of the aforementioned income tax effect, plus (v) the inflation accounting effects, plus (vi) the revaluation results from the hectares hold as investment property.

4

Financial & Operational Performance Highlights

◦
Adjusted EBITDA in our Sugar, Ethanol & Energy business reached $253.1 million in 2019, $14.8 million higher than 2018, a 6.2% increase year-over-year. This higher result was achieved despite unfavorable weather during 2019, when our Cluster in Mato Grosso do Sul was hit by both dry weather and a frost, resulting in lower yields (14.6% decrease year-over-year) and in a decrease in our crushing volume of 0.5 million tons when compared to the previous year. In light of the aforementioned weather events, we decided to reassess our crushing strategy to secure cane availability for 2020. Accordingly, we reduced crushing activities with the double purpose of leaving the cane on the field to grow further while at the same time maximize ethanol production. 85% of total TRS was diverted towards ethanol production which, coupled with enhancements in our distillery, led to an increase in ethanol selling volumes (20.2% increase year-over-year). At the same time, we implemented a cost reduction plan, which coupled with enhanced industrial and agricultural efficiencies as well as the effects from the depreciation of Brazilian Real led to a decrease in costs. Financial results were further increased by the $53.6 million higher results derived from the mark-to-market of our unharvested sugarcane, due to better weather conditions in late 2019 and higher relative prices for sugar and ethanol. These positive effects were partially offset by $48.3 million lower results derived from the mark-to-market of our sugar future contracts. Total cash cost in 2019 stood at 9.0 ct/lb while EBITDA price (considering Other Operating Income) reached 12.4 ct/lb, resulting in a 3.4 ct/lb margin.

On a quarterly basis, adjusted EBITDA in the Sugar, Ethanol & Energy business was $55.2 million, 21.4% higher than 4Q18 driven by a higher ethanol mix, which reached a record high of 94% of total TRS, lower costs and $5.8 million higher results derived from the mark-to-market of our unharvested sugarcane.

Adjusted EBITDA in the Farming and Land Transformation businesses reached $71.7 million in 2019, $24.7 million or 25.6% lower year-over-year. The decrease in financial performance is primarily explained by the $26.9 million lower results generated from farm sales ($9.4 million EBITDA generated by the sale of Alto Alegre farm in 2019, compared to $36.2 million generated in 2018 by the sale of Rio de Janeiro and Conquista farms).

Adjusted EBITDA solely from the Farming business, stood at $62.4 million in 2019, an increase of $2.2 million or 3.6% year-over-year. The Dairy business was responsible for an increase of $7.8 million generated by higher production and selling volumes coupled with a price increase. Our Rice business contributed with an increase of $1.5 million due to higher selling volumes. These positive results were partially offset by a decrease of $7.8 million in the Crops business due to lower commodity prices coupled with lower results from the mark-to-market effect of our commodity hedge position.

On a quarterly basis, Adjusted EBITDA for the Farming business was $15.9 million in 4Q19, an increase of $20.0 million compared to the same period of last year. This increase is mainly explained by the performance of our Crops and Rice businesses. The $11.3 million increase in adjusted EBITDA from the Crops business was mainly driven by positive results in initial recognition and changes in fair value of biological assets and agricultural produce as well as from gains from changes in net realizable value of agricultural produce after harvest. As for Rice, the $5.1 million increase was led by more than doubling in sales volume.

Net Income in 2019 resulted in a gain of $0.3 million, compared to a loss of $23.2 million recorded in the same period of last year. This improvement is mainly due to a lower FX loss, deriving in lower financial results that fully offset the lower EBITDA generation, lower revaluation of investment property, higher depreciation and higher income tax.

◦
Adjusted Net Income by definition, excludes: (i) any non-cash result derived from bilateral exchange variations, (ii) any revaluation result from the hectares held as investment property, (iii) any inflation accounting result; and includes (iv) any gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland (the latter is already included in Adj. EBITDA). We believe Adjusted Net Income is a more appropriate metric to reflect the Company´s performance. In 2019, Adjusted Net Income reached $40.3 million, $51.0 million or 55.9% lower compared to 2018. Lower Adjusted EBITDA year-over-year, coupled with the $74.7 million lower Fx losses were responsible for the reduction (Please refer to page 36 for a reconciliation of Adjusted Net Income to Profit/Loss).

Adjusted Net Income
$ thousands	4Q19	4Q18	Chg %	12M19	12M18	Chg %
Net Income	9.622	(4.255)	n.a	342	(23,233)	n.a
Foreign exchange losses, net	7.765	(5.009)	n.a	108,458	183,195	(40.8)%
Cash flow hedge - transfer from equity	4.836	18.847	(74.3)%	15,594	26,693	(41.6)%
Inflation Accounting Effects	(29,853)	(31,558)	(5.4)%	(92,437)	(81,928)	12.8%
Revaluation Result - Investment Property	2,394	5,048	(52.6)%	325	(13,409)	n.a
Revaluation surplus of farmland sold	—	—	n.a	8,022	—	n.a
Adjusted Net Income	(5,236)	(16,927)	(69.1)%	40,304	91,318	(55.9)%

Strategy Execution
5-Year Plan Update

◦
We are reaching the final phase of our 5-year Plan, with only 15% of total projected capex left to be deployed. Out of the remaining $60 million, Brazil will absorb most of it in expanding the sugarcane plantation. Projects are estimated to contribute to a 50% increase in EBITDA and strong cash generation. It should be noted that the remaining projects are marginal in nature, thereby bearing low execution risk.

SE&E Update
The expansion of our cluster in Mato Grosso do Sul continues to proceed according to plan. Virtually all the necessary hectares to fully supply the 3 million tons of additional crushing capacity have already been secured, taking the execution risk of the project to its minimum. Planting operations are also well underway and we feel confident that we will be able to plant the remaining hectares throughout 2020 and 2021, dependent on normal weather conditions.
The combined effect of the frost and dry weather that hit our cluster in 2019, led us to slow down our cane crushing pace for superior agricultural results and a recovery of our sugarcane fields. The reassessment of our crushing strategy derived in a slight delay in our 5-Year-Plan in terms of cash generation. As previously explained, this has been partially mitigated by our ability to divert a record-high of TRS production to ethanol and benefit from higher relative prices. Our continuous focus on enhancing efficiencies and upgrading our industrial assets is a key aspect of our plan, since it allows us to make a more efficient use of our fixed assets and sell the product with the highest marginal contribution.
Processing Facilities Update
Since February 2019 we have been operating our two state-of-the art milk processing facilities with a focus on both quality and cost. The plants' high degree of flexibility has allowed us to sell into the export and domestic markets based on relative profitability, with a view to generate attractive returns.
Our peanut processing facility, acquired in February 2019, has all the necessary certifications and permits, enabling us to control processing activities, avoid tolling and brokerage fees and have access to the most strict markets worldwide which demand Argentine peanut for its superior quality, and are willing to pay a premium for it. In our first campaign as peanut processors, we achieved solid results both in terms of production as well as financial figures, enhancing our crops business, as originally planned.

Adjusted Free Cash Flow

◦
During 2019, our operations have delivered $68.4 million of Adjusted Free Cash Flow from Operations (Adjusted Free Cash Flow before expansion capex), in line with the previous year. Lower crushing activities coupled with higher working capital needs explain the 14.4% reduction in Adjusted Free Cash Flow from Operations.

◦
Adjusted Free Cash Flow totaled negative $60.7 million, $42.5 million lower compared to the same period of last year. The decrease is fully explained by the higher expansion capex, as we are advancing in the execution of our 5 Year Plan investment projects. We are confident Adjusted EBITDA and cash flows will increase as we complete the investment cycle and benefit from bigger, more efficient and vertically integrated operations.

Adjusted Free Cash Flow Summary
$ thousands	2019	2018	Chg %
Net cash generated from operating activities	298,556	210,915	41.6%
Net cash used in investing activities	(252,562)	(179,044)	41.1%
Interest paid	(58,404)	(50,021)	16.8%
Expansion Capex reversal	129,074	98,011	31.7%
Lease Payments	(48,264)	—	n.a
Adjusted Free Cash Flow from Operations	68,400	79,861	(14.4)%
Expansion Capex	(129,074)	(98,011)	31.7%
Adjusted Free Cash Flow	(60,674)	(18,150)	234.3%
(1) Does not include the full application of IASB 21 and 29.

Market Overview

◦
Ethanol prices presented a significant improvement throughout 4Q19. According to the ESALQ index, hydrous and anhydrous prices increased 10.2% and 9.2% above 3Q19, respectively. Compared to the same period last year, hydrous and anhydrous prices during 4Q19 were 10.2% and 9.5% higher, respectively.

◦
Sugar prices recovered from the lows observed during 3Q19 and were, on average, 9.3% higher than the previous quarter. Compared to the same period last year, prices were 0.3% lower. The rally was supported by negative prospects for sugar production from the E.U., Thailand and USA, and a slow and delayed production in India and Mexico. The macro scenario was also constructive for sugar prices: the rally in crude after OPEC and Russia agreed to increase their production cuts and expectations of an agreement between USA and China.

◦
Energy spot prices in the southeast region of Brazil during 4Q19 were 58% higher than during the same period of last year. During October, November and December, prices reached 273.89 BRL/MWh, 317.28 BRL/MWh and 227.30 BRL/MWh, respectively. Prices went up during January to 327 BRL/MWh due to dry weather conditions, but are expected to fall during February based on weather forecast. Reservoir levels stand at 26% and consumption has been increasing on a monthly basis.

◦
Soybean prices during 4Q19 traded 4.0% higher compared to the previous quarter and were, on average, 4.3% higher year-over-year. Corn prices traded almost flat in the quarter and were on average 3% higher compared to the same period of last year. Prices were mainly supported by the good prospects around Phase I agreement between China and USA.

Operational Performance
2018/19 Harvest Year

Farming Production Data
Planting & Production	Planted Area (hectares)			2018/19 Harvested Area			Yields (Tons per hectare)
	2018/19	2017/18	Chg %	Hectares	% Harvested	Production	2018/19	2017/18	Chg %
Soybean	47,690	58,119	(17.9)%	47,679	100.0%	150,362	3.2	2.2	45.5%
Soybean 2nd Crop	25,620	23,150	10.7%	25,620	100.0%	36,863	1.4	1.2	16.7%
Corn (1)	43,396	45,894	(5.4)%	43,164	99.5%	295,486	6.8	4.6	47.8%
Corn 2nd Crop	4,272	10,847	(60.6)%	4,272	100.0%	18,065	4.2	3.6	16.7%
Wheat (2)	40,210	36,533	10.1%	40,213	100.0%	114,809	2.9	2.3	26.1%
Sunflower	3,825	2,869	33.3%	3,824	100.0%	5,937	1.6	1.8	(11.1)%
Cotton	5,316	3,132	69.7%	1,210	22.8%	422	0.3	0.3	—%
Peanut	15,479	9,375	65.1%	15,478	100.0%	48,542	3.1	2.1	47.6%
Total Crops	185,807	189,918	(2.2)%	181,461	97.7%	652,169
Rice	39,308	40,289	(2.4)%	39,308	100.0%	239,779	6.1	6.9	(11.6)%
Total Farming	225,115	230,207	(2.2)%	220,769	98.1%	891,948			36.1%
Owned Croppable Area	107,681	122,144	(11.8)%
Leased Area	86,307	72,115	19.7%
Second Crop Area	31,127	35,948	(13.4)%
Total Farming Area	225,115	230,207	(2.2)%
	Milking Cows (Average Heads)			Milk Production (MM liters)			Productivity (Liters per cow per day)
Dairy	4Q19	4Q18	Chg %	4Q19	4Q18	Chg %	4Q19	4Q18	Chg %
Milk Production	9,544	7,545	26.5%	33.0	26.1	26.5%	37.6	37.6	—%

By the beginning of February 2020 we successfully completed the harvest of 220,769 hectares related to the 2018/19 crop season, representing 98.1% of total planted area, and produced 891,948 tons of aggregate grains.

2019/2020 Planting Plan
Planting & Production	Planting Plan (hectares)		2019/20 Planting Progress
	2019/2020	2018/2019	Chg %	2019/2020	Chg %
Soybean	47,530	47,411	0.2%	47,530	100.0%
Soybean 2nd Crop	27,169	25,621	6.0%	25,391	93.5%
Corn (1)	53,914	43,449	24.0%	53,458	99.2%
Corn 2nd Crop	7,319	7,913	(7.5)%	7,121	97.3%
Wheat (2)	32,925	40,271	(18.2)%	32,925	100.0%
Sunflower	6,818	3,825	78.2%	6,818	100.0%
Cotton	4,461	5,316	(16.1)%	4,461	100.0%
Peanut	16,814	15,608	7.7%	16,814	100.0%
Total Crops	196,950	189,412	4.0%	194,518	98.8%
Rice	41,544	40,435	2.7%	41,544	100.0%
Total Farming	238,494	229,847	3.8%	236,062	99.0%
Owned Croppable Area	106,513	110,974	(4.0)%
Leased Area	97,493	86,450	12.8%
Second Crop Area	34,488	32,423	6.4%
Total Farming Area	238,494	229,847	3.8%

(1) Includes chia.
(2) Includes barley.

During the second half of 2019, we began our planting activities for the 2019/20 harvest year. Planting activities continued throughout early 2020, and we have so far seeded a total of 236,062 hectares, representing a planting progress of 99.0%. 2019/20 planting plan of 238,494 represents a 3.8% increase in planting area compared to the previous season. Owned croppable area reached 106,513 hectares, 4.0% or 4,461 hectares lower than the 2018/19 season. Leased area, which varies in size on the basis of return on invested capital, has increased by 12.8%, reaching 97,493 hectares.

Crops Update

Soybean: 47,530 hectares have been successfully seeded, which represent 100% of our revised planting plan.
We planted the soybean crop between mid-October and December, according to schedule. Timely and abundant rainfalls during January 2020 allowed the crop to develop optimally and we expect above-average yields.

Soybean 2nd crop: 25,391 hectares have been successfully planted, representing a 93.5% planting progress. Crops are developing well.

Corn: 53,458 hectares have been successfully planted, representing almost 100% of the planting plan. In an effort to diversify our crop risk and minimize our water requirements, approximately 35% of the area was planted with early corn seeds in August and September and the remaining 65% of the area was planted with late seed varieties during the end of November and December of 2019. Early corn grew under favorable conditions with adequate rains in December 2019 and the beginning of January 2020, which occurred during the plant flowering or critical growth stage, resulting in higher than expected yields. Late corn planted areas are expected to develop normally.

Peanut: 16,814 hectares have been successfully seeded, 7.7% higher compared to the 2018/19 harvest season. The crop is developing in excellent conditions with favorable rainfall during the December-February period. We expect yields to be good, and in line with our budget.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	4Q19	4Q18	Chg %	12M19	12M18	Chg %
Gross Sales
Farming	94,709	71,541	32.4%	359,771	299,671	20.1%
Total Sales	94,709	71,541	32.4%	359,771	299,671	20.1%
Adjusted EBITDA (1)
Farming	15,960	(4,004)	(498.6)%	62,363	60,191	3.6%
Land Transformation	—	—	n.a	9,376	36,227	(74.0)%
Total Adjusted EBITDA (1)	15,960	(4,004)	(498.6)%	71,739	96,418	(25.6)%
Adjusted EBIT (1)
Farming	8,948	(9,259)	(196.6)%	45,462	50,224	(9.5)%
Land Transformation	—	—	n.a	1,354	36,227	(96.0)%
Total Adjusted EBIT (1)	8,948	(9,259)	n.a	46,816	86,451	(45.8)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 32 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
In 2019 Adjusted EBITDA in the Farming and Land Transformation businesses reached $71.7 million, $24.7 million, or 25.6% lower year-over-year. The decrease in financial performance is mostly explained by the $26.9 million lower results generated from farm sales. Indeed, during January 2019, the company completed the sale of Alto Alegre farm located in Tocantins, for $16.8 million, to be paid in 7 installments. This transaction generated an EBITDA of $9.4 million, a 74.0% decrease compared to the $36.2 million generated by the sale of Rio de Janeiro and Conquista farms during 2018. Adjusted EBITDA solely from the Farming business, stood at 62.4 million in 2019, an increase of $2.2 million or 3.6% year-over-year.

The Dairy business was responsible for an increase in Adjusted EBITDA of 108.2% or $7.7 million compared to last year, totaling $15.0 million in 2019. Since the integration of our farming and industrial operations in early 2019, we were able to benefit from strong domestic demand as a result of the milk shortage during the first half of the year, which led to higher production and selling volumes, in addition to a price increase which enhanced margins. Having our own facilities allowed us to process our own raw milk in addition to third-party milk, enter into profitable tolling agreements, and have the flexibility to divert sales either to the domestic or international market, based on profitability.

The Rice business accounted for an increase in Adjusted EBITDA of 8.0% or $1.5 million compared to the previous year, reaching $20.3 million in 2019. Positive results were driven by the first quarter´s dynamics in which the combination of carried stocks coupled with enhanced industrial efficiencies allowed us to increase processing activities and thus, selling volumes. However, this was partially offset by lower selling volumes during the second half of the year, in addition to lower selling prices as a result of the re-introduction of export taxes.

The Crops business generated an Adjusted EBITDA of $26.8 million during 2019, 22.6% or $7.8 million lower compared to 2018. This decrease is mainly explained by the combination of lower commodity prices throughout the year, coupled with lower results from the mark-to-market effect of our commodity hedge position.

Crops Segment

Crops - Highlights
	metric	4Q19	4Q18	Chg %	12M19	12M18	Chg %
Gross Sales	$ thousands	34,900	49,222	(29.1)%	168,938	164,538	2.7%
	tons	122,205	224,148	(45.5)%	762,489	690,012	10.5%
	$ per ton	285.6	219.6	30.0%	221.6	238.5	(7.1)%
Adjusted EBITDA	$ thousands	8,930	(2,356)	n.a	26,804	34,635	(22.6)%
Adjusted EBIT	$ thousands	7,823	(2,951)	(365.1)%	22,142	32,938	(32.8)%
Planted Area	hectares	194,518	60,836	219.7%	194,518	60,836	219.7%

Agricultural activities during 4Q19 consisted mainly of the harvest of winter crops and the planting of summer crops. Adjusted EBITDA during the quarter amounted to $8.9 million, $11.3 million higher compared to the same period last year.
Profit during the quarter derived from (i) the harvest of winter crops - wheat & barley -, (ii) the fair value recognition of summer crops with significant growth as of December 31, 2019, (iii) the mark-to-market effect of grain inventories and (iv) the mark-to-market effect of commodity hedges.
Adjusted EBITDA in our Crops segment amounted to $26.8 million in 2019, $7.8 million or 22.6% lower compared to the same period of last year. This is mainly explained by: (i) $6.1 million decrease in Changes in Fair Value of Biological Assets and Agricultural Produce and $1.2 million decrease in Changes in Net Realizable Value, which reflect the margin recognized throughout the biological growth cycle of our crops; and (ii) $6.5 million lower result derived from the mark-to-market of our commodity hedge position. These results were partially offset by higher sales.
Crop sales in 2019 reached $168.9 million, $4.4 million or 2.7% higher year-over-year. Lower commodity prices were fully offset by higher selling volumes for most of our crops, as a result of higher yields.
On an annual basis the total cost of goods sold of our crops' segment (calculated as cost of goods sold and services rendered, plus selling expenses) remained flat, which coupled with higher selling volumes led to a 10% decrease in our cost per ton sold. This cost reduction is mostly explained by our peanut operation. Our increased focus in the segment, in hand with the acquisition of a peanut processing facility in 1Q19 allowed us to reduce costs by (i) saving in tolling and brokerage fees, (ii) consolidating and exporting our production from our on-site customs, and (iii) having access to land at competitive prices by managing crop rotation ourselves. In addition, having our own facility allowed us to cater to the most selective global markets which pay a premium for Argentine peanut.

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	4Q19	4Q18	Chg %	4Q19	4Q18	Chg %	4Q19	4Q18	Chg %
Soybean	5,815	14,008	(58.5)%	23,965	47,371	(49.4)%	243	296	(17.9)%
Corn (1)	6,841	6,962	(1.7)%	44,751	41,085	8.9%	153	169	(9.8)%
Wheat (2)	6,841	25,223	(72.9)%	40,359	131,337	(69.3)%	170	192	(11.7)%
Sunflower	2,743	144	1,804.9%	1,628	—	n.a	1,685	n.a	n.a
Cotton Lint	616	—	n.a	832	—	n.a	740	n.a	n.a
Peanut	11,781	1,676	602.9%	10,670	4,355	145.0%	1,104	385	186.9%
Others	263	1,209	(90.9)%	—	—
Total	34,900	49,222	(31.4)%	122,205	224,148	(45.5)%

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	12M19	12M18	Chg %	12M19	12M18	Chg %	12M19	12M18	Chg %
Soybean	46,386	84,217	(44.9)%	197,752	264,109	(25.1)%	235	319	(26.4)%
Corn (1) (3)	61,332	38,251	60.3%	413,903	242,407	70.7%	148	158	(6.1)%
Wheat (2)	20,318	32,706	(37.9)%	108,814	174,541	(37.7)%	187	187	(0.4)%
Sunflower	8,430	1,598	428%	10,581	4,599	130.1%	797	347	129.3%
Cotton Lint	616	—	n.a	832	—	n.a	740	n.a	n.a
Peanut	28,994	1,676	1,630.0%	30,608	4,355	602.8%	947	385	146.2%
Others	2,862	6,090	(63.1)%
Total	168,938	164,538	2.7%	762,489	690,012	10.5%
(1) Includes sorghum and peanut
(2) Includes barley
(3) Includes commercialization of third party: 156.5k tons ($25,1MM) in 2019

The table on the next page shows the gains or losses from crop production generated in 2019. Our crop operations related to the 2018/19 season, which were harvested between January and June 2019, generated Changes in Fair Value of $23.7 million. As of December 31, 2019, 42.3 thousand hectares pertaining to the 2019/20 harvest (mainly corn, peanut, soybean, wheat and sunflower) had attained significant biological growth, generating initial recognition and Changes in Fair Value of biological assets of $2.2 million. In addition, 26.9 thousand hectares of 2019/20 winter crops (wheat and barley) had been harvested, generating Changes in Fair Value and Agricultural Produce during 2019 of $4.4 million. As a result, total Changes in Fair Value of Biological Assets and Agricultural Produce during 2019, reached $30.3 million, compared to $36.4 million generated in 2018. The decrease is mainly explained by lower prices expected for 19/20 harvest, as a result of international dynamics.

Crops - Changes in Fair Value Breakdown - as of December 31, 2019
12M19	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total

2018/19 Harvest Year
Total Harvested Area	Hectares	48,573	25,620	42,812	4,458	40,611	3,930	5,158	15,608	186,770
Area harvested in previous periods	Hectares	—	—	—	—	37,459	—	—	—	37,459
Area harvested in current period	Hectares	48,573	25,620	42,812	4,458	3,152	3,930	5,158	15,608	149,311
Changes in Fair Value 12M19 from planted area 2018/19 (ii)	$ thousands	5,677	2,737	7,600	785	(376)	(34)	(356)	7,652	23,685
2019/20 Harvest Year
Total Planted Area	Hectares	47,855	21,261	47,543	1,387	3,661	7,535	4,461	16,677	150,380
Area planted in initial growth stages	Hectares	42,558	21,261	25,946	1,387	—	4,483	4,461	8,014	108,110
Area planted with significant biological growth	Hectares	5,297	—	21,597	—	3,661	3,052	—	8,663	42,270
Area harvested in current period	Hectares	—	—	—	—	26,862	—	—	—	26,862
Changes in Fair Value 12M19 from planted area 2019/20 (ii)	$ thousands	(192)	—	1,969	—	325	31	—	36	2,168
Changes in Fair Value 12M19 from harvested area 2019/20 (i)	$ thousands	—	—	—	—	4,438	—	—	—	4,438
Total Changes in Fair Value in 12M19	$ thousands	5,485	2,737	9,569	785	4,387	(3)	(356)	7,688	30,290

Rice Segment

Rice - Highlights
	metric	4Q19	4Q18	Chg %	12M19	12M18	Chg %
Gross Sales	$ thousands	27,333	12,531	118.1%	102,162	100,013	2.1%
Sales of white rice	thousand tons	50.0	21.0	138.1%	192.0	182.1	5.4%
	$ per ton	458.0	469.5	(2.4)%	432.0	447.0	(3.4)%
	$ thousands	22,911	9,846	132.7%	82,716	81,442	1.6%
Sales of By-products	$ thousands	4,422	2,685	64.7%	19,446	18,572	4.7%
Adjusted EBITDA	$ thousands	2,757	(2,384)	(215.7)%	20,328	18,827	8.0%
Adjusted EBIT	$ thousands	850	(5,540)	n.a	13,334	12,981	2.7%
Area under production	hectares	39,308	40,289	(2.4)%	39,308	40,289	(2.4)%

Rice Mills
Total Processed Rough Rice (1)	thousand tons	37.0	36.0	2.8%	177.0	169.0	4.7%
Ending stock - White Rice	thousand tons	24.0	31.0	(22.6)%
(1) Expressed in white rice equivalent.

Adjusted EBITDA corresponding to the Rice segment in 2019 is primarily explained by the harvest of the 2018/19 crop season which took place during 1Q19 and 2Q19, and the biological growth of the 2019/20 season at year-end. Rice crop is planted during the end of the third quarter, grows mainly throughout the fourth quarter, and is mostly harvested during the first quarter of the following year. Harvested rough rice is processed throughout the year and transformed into white rice, which is sold in the local and export markets year round. The majority of the segment’s margins are generated in the first quarter as the crop is harvested, while only a small portion of the margin is generated as the rice is processed and sold during the fourth quarter.
Rice sales during 2019 reached $102.2 million, 2.1% higher year-over-year. This was attributable to the 5.4% increase in selling volumes. Rough rice availability coupled with enhanced efficiencies at the industry level, enabled us to increase processing operations from 169.0 thousand tons to 177.0 thousand tons, 4.7% increase year-over-year. Total sales were partially offset by a slight reduction in average selling prices, as a consequence of the re-introduction of export taxes.
Adjusted EBITDA totaled $20.3 million in 2019, marking a 8.0% increase compared to the same period of last year. The increase was driven by: i) higher selling volumes and a lower carry of inventories (5.4% increase and 22.6% decrease, respectively); ii) $4.2 million increase in Changes in Fair Value of Biological Assets and Agricultural Produce iii) higher operational efficiencies at farm and industry level, coupled with the cost dilution effect as a result of the depreciation of the Argentine peso during 2019, partially offset by lower selling prices due to export taxes.

On a quarterly basis, Adjusted EBITDA resulted in a gain of $2.8 million, $5.1 million higher compared to the same period of last year, explained by higher selling volumes due to a strategy of carrying lower inventories.

Dairy Segment

Dairy - Highlights
	metric	4Q19	4Q18	Chg %	12M19	12M18	Chg %
Gross Sales	$ thousands (1)	30,821	9,017	241.8%	84,767	33,201	155.3%
	million liters (2)	32.4	27.9	16.1%	120.6	89.5	34.7%
	$ per liter (3)	0.30	0.29	3.4%	0.33	0.29	13.8%
Adjusted EBITDA	$ thousands	3,658	1,049	248.7%	14,965	7,189	108.2%
Adjusted EBIT	$ thousands	2,209	(360)	n.a	9,901	4,936	100.6%
Milking Cows	Average Heads	9,544	7,545	26.5%	9,066	7,581	19.6%
Cow Productivity	Liter/Cow/Day	37.6	37.6	—%	36.3	36.6	(0.9)%
Total Milk Produced	million liters	33.0	26.1	26.5%	120.1	101.3	18.5%
(1) includes sales of powdered milk, cream, electricity and culled cows
(2) Includes sales of fluid milk to third parties and powder milk sales expressed in milk equivalent
(3) Sales price includes the sale of fluid milk and whole milk powder and excludes cattle and whey sales

Milk production during 2019 reached 120.1 million liters, 18.7 million or 18.5% higher compared to the same period of last year. This increase is fully attributable to the 19.6% increase in our dairy cow herd as we continue populating our third free-stall dairy facility. Despite a larger herd, we successfully maintained cow productivity at high levels, reaching 36.3 liters per cow per day.

In February 2019, we acquired two milk processing facilities. On a year-to-date basis, we have processed 136.9 million liters of raw milk, out of which 76.4 million were sourced from our own dairy farm operations.

Adjusted EBITDA for the Dairy business reached $15.0 million, 108.2% higher year-over-year. This increase is mainly explained by higher selling volumes as a result of the vertical integration of the business. However, once interest expenses, and the foreign exchange loss related to the financial debt are factored, the result of the business falls to $2.1 million.

All Other Segments

All Other Segments - Highlights
	metric	4Q19	4Q18	Chg %	12M19	12M18	Chg %
Gross Sales	$ thousands	1,655	771	114.7%	3,904	1,919	103.4%
Adjusted EBITDA	$ thousands	615	(314)	n.a	266	(460)	n.a
Adjusted EBIT	$ thousands	(1,934)	(409)	372.4%	85	(631)	n.a
All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.
Adjusted EBITDA for All Other Segment was 0.3 million in 2019 and negative 0.5 million in 2019.

Land transformation business

Land transformation - Highlights
	metric	4Q19	4Q18	Chg %	12M19	12M18	Chg %
Adjusted EBITDA	$ thousands	—	—	n.a	9,376	36,227	(74.1)%
Adjusted EBIT	$ thousands	—	—	n.a	1,354	36,227	(96.3)%
Land sold	Hectares	—	—	n.a	6,080	9,300	(34.6)%
Adjusted EBITDA for our Land Transformation business during 2019 totaled $9.4 million, corresponding to the sale of Alto Alegre farm during 1Q19 for $16.8 million. The selling price marked a 33% premium to September 30, 2018´s Cushman and Wakefield´s independent appraisal.

Over the last 12 years, we have been able to generate gains of over $200 million by strategically selling at least one of our fully mature farms per year. Monetizing a portion of our land transformation gains allows us to redeploy the capital into higher yielding activities, enabling us to continue growing and enhancing shareholder value.

SE&E - Operational Performance

Sugar, Ethanol & Energy - Selected Information
	metric	4Q19	4Q18	Chg %	2019	2018	Chg %
Milling
Sugarcane Milled	tons	1,803,758	2,747,229	(34.3)%	10,845,136	11,359,204	(4.5)%
Own Cane	tons	1,785,682	2,644,642	(32.5)%	10,411,801	10,748,091	(3.1)%
Third Party Cane	tons	18,076	102,587	(82.4)%	433,335	611,112	(29.1)%
Production
TRS Equivalent Produced	tons	275,068	354,731	(22.5)%	1,508,869	1,506,048	0.2%
Sugar	tons	14,707	61,663	(76.1)%	213,256	344,137	(38.0)%
Ethanol	M3	152,309	170,884	(10.9)%	756,494	675,001	12.1%
Hydrous Ethanol	M3	91,980	118,147	(22.1)%	510,358	470,448	8.5%
Anhydrous Ethanol	M3	60,329	52,738	14.4%	246,136	204,553	20.3%
Sugar mix in production	%	6%	20%	(70.0)%	15%	26%	(42.3)%
Ethanol mix in production	%	94%	80%	17.5%	85%	74%	14.9%
Energy Exported (sold to grid)	MWh	177,479	151,329	17.3%	853,139	705,539	20.9%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	98	55	78.6%	79	62	26.7%
Agricultural Metrics
Harvested own sugarcane	tons	1,785,682	2,644,642	(32.5)%	10,411,801	10,748,091	(3.1)%
Harvested area	Hectares	26,049	30,181	(13.7)%	137,730	120,401	14.4%
Yield	tons/hectare	68	88	(22.7)%	76	89	(14.6)%
TRS content	kg/ton	145	124	16.9%	133	128	4.2%
TRS per hectare	kg/hectare	9,912	10,860	(8.7)%	10,049	11,392	(11.8)%
Mechanized harvest	%	98.2%	98.7%	(0.6)%	98.4%	98.7%	(0.3)%
Area
Sugarcane Plantation	hectares	166,041	153,690	8.0%	166,041	153,690	8.0%
Expansion & Renewal Area	hectares	6,026	6,054	(0.5)%	29,594	29,653	(0.2)%

We milled a total of 1.8 million tons of sugarcane in 4Q19 and 10.8 million during 2019, a decrease of 34.3% and 4.5% respectively compared to the same period last year. The reduction in tons crushed is explained by the combination of dry weather that affected Mato Grosso do Sul during the first three quarters of the year, impacting 2019 yields (14.6% lower), and the frost that hit the region during July. We continued with our strategy of slowing down our crushing pace, on a per hour basis, which in hand with the favorable weather conditions experienced during 4Q19 (average rains for the period were 456mm, in line with 10 year average), will allow our sugarcane plantation to reach optimal conditions in the following quarters.

Despite the adverse weather conditions, we were able to extract the highest value of each ton crushed, explained by: (i) the maximization of the production mix, with ethanol mix reaching 94% in 4Q19 and 85% on a yearly basis, allowing us to profit from higher relative prices during the year (in 2019 hydrous and anhydrous ethanol traded on average at sugar equivalent prices of cts/lb 14.72 and cts/lb 15.66, 19.2% and 26.77% premium to sugar, respectively), and (ii) our focus on efficiencies and cost reduction plan, which resulted in a lower cash cost per unit, despite the decrease in sugarcane crushing (it is worth highlighting that almost 80% of our costs are fixed, therefore as more sugarcane is crushed more fixed cost will be diluted).

Ethanol production in 2019 was 12.1% higher year-over-year, reaching 756.5 thousand cubic meters - an all-time record -, whereas our sugar production was 213.3 thousand tons, 38.0% lower than in 2018. Ethanol production was driven by (i) higher alcohol content in the cane juice, and (ii) minor investments made during the year in the industrial process, including accumulation in storage tanks that enabled us to store sugar molasses (a sub-product of the sugar production process). This allowed us to produce ethanol during rainy days - when no cane is being crushed - thus maximizing total ethanol production.

Exported energy totaled 177.5 thousand MWh in 4Q19 and 853.1 thousand MWh during 2019, 17.3% and 20.9% higher compared to the same period last year, respectively. The increase is driven by our strategy of burning bagasse that was carried from 2018, coupled with the burning of wood chips. Our cogeneration efficiency ratio was 98 KWh per ton crushed in 4Q19, marking a record high, and 79 KWh/ton in 2019, an increase of 78.6% and 26.7% respectively. This fits into our sustainability model and situates us in a solid position as green power suppliers.

As of December 31, 2019, our sugarcane plantation consisted of 166.0 thousand hectares, 8.0% higher compared to 2018. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 2019, we planted a total of 29.6 thousand hectares of sugarcane. Of this total area, 12.3 thousand hectares corresponded to expansion areas planted to supply our growing crushing capacity, and 17.2 thousand hectares corresponded to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	4Q19	4Q18	Chg %	12M19	12M18	Chg %
Net Sales (1)	157,282	142,029	10.7%	487,974	470,525	3.7%
Margin on Manufacturing and Agricultural Act. Before Opex	46,693	37,562	24.3%	184,327	141,469	30.3%
Adjusted EBITDA	55,179	45,434	21.4%	253,069	238,284	6.2%
Adjusted EBITDA Margin	35.1%	32.0%	9.7%	51.9%	50.6%	2.4%
(1) Net Sales are calculated as Gross Sales net of sales taxes.

Net sales in 4Q19 reached $157.3 million, 10.7% higher than in 4Q18. This increase was primarily driven by 22.1% higher ethanol selling volumes as a result of diverting 94% of total TRS produced to ethanol, coupled with a decrease of 7.1% on ethanol inventories due to lower carry during the last quarter of 2019.
On an annual basis, net sales amounted to $488.0 million, marking an increase of 3.7% compared to 2018.
Adjusted EBITDA amounted to 55.2 million in 4Q19 and $253.1 million in 2019, marking an increase compared to the same period last year of 21.4% and 6.2% respectively. Adjusted EBITDA for 2019 was positively affected by: (i) a 15.5% increase in ethanol sales - 12.1% increase in ethanol production, coupled with lower carry; (ii) higher results derived from the mark-to-market of our unharvested sugarcane, partially offset by a loss derived from the mark-to-market of our commodity hedge position; (iii) 3.8% reduction in total costs, on a per pound basis, as result of our cost reduction plan, agricultural and industrial efficiencies, and the depreciation of the Brazilian Real.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)
	$ thousands				Units			($/unit)
	4Q19	4Q18	Chg %	4Q19	4Q18	Chg %	4Q19	4Q18	Chg %
Sugar (tons)	30,038	32,798	(8.4)%	111,006	130,018	(14.6)%	271	252	7.5%
Ethanol (cubic meters)(1)	115,960	97,678	18.7%	260,438	213,367	22.1%	445	458	(2.8)%
Energy (Mwh)(2)	11,285	11,552	(2.3)%	224,293	162,853	37.7%	50	71	(29.6)%
TOTAL	157,282	142,029	10.7%
	$ thousands				Units			($/unit)
	12M19	12M18	Chg %	12M19	12M18	Chg %	12M19	12M18	Chg %
Sugar (tons)	97,200	127,875	(24.0)%	337,447	451,509	(25.3)%	288	283	1.8%
Ethanol (cubic meters)(1)	337,101	291,746	15.5%	766,573	637,506	20.2%	440	458	(3.9)%
Energy (Mwh)(2)	53,673	50,904	5.4%	994,367	744,639	33.5%	54	68	(20.6)%
TOTAL	487,974	470,525	3.7%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of energy from third parties.
During 4Q19, ethanol selling volumes increased by 22.1% while prices remained relatively flat.

On an annual basis, ethanol selling volumes increased 20.2% driven by our strategic decision to maximize ethanol production to profit from higher relative prices. Measured in US dollars, ethanol prices went down by 3.9% year-over-year. In 2019 hydrous and anhydrous ethanol traded, on average, at sugar equivalent prices of cts/lb 14.72 and cts/lb 15.66, 19.2% and 26.77% premium to sugar, respectively.

In 4Q19 net sales of sugar reached 30.0 million, 8.4% lower than 4Q18. This decrease is explained by lower selling volumes (14.6%), partially offset by 7.5% higher selling prices measured in US dollars, as result of the rally experienced by sugar during 4Q19.

The full maximization of ethanol production during 2019, led to a 25.3% reduction in sugar sales volumes compared to 2018, which is reflected on a decrease of 24.0% or 30.7 million on net sales for 2019.

In the case of energy, net sales were 11.3 million in 4Q19, in line with the same period of last year. During 2019 selling volumes reached 994 thousand MWh, 33.5% higher than in 2018. This is fully explained by: (i) our commercial strategy to carry bagasse from 2018 with the goal of capturing higher energy prices during the first part of the year, and (ii) our decision of burning wood chips from the beginning of the year. As a result, on a yearly basis, we had an increase of net sales of 5.4%.

As shown below, total production costs excluding depreciation and amortization reached 6.5 cents per pound in 2019, 0.3% higher year-over-year.The decrease on total production cost was driven by our cost reduction plan and enhanced operational efficiencies, resulting in 3.6% decrease in industrial costs, coupled with higher depreciation due to higher harvested area during 2019. Unit costs, measured in US dollars, were further reduced by the year-over-year depreciation of the Brazilian Real. These positive effects, were partially offset by an increase of 6.0% on agricultural costs, as a result of the increase in harvested area due to the weather conditions that impacted Mato Grosso do Sul throughout 2019.

Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	4Q19	4Q18	Chg %	4Q19	4Q18	Chg %
Industrial costs	23,208	20,733	11.9%	4.2	2.9	44.8%
Industrial costs	22,409	18,621	20.3%	4.1	2.6	57.7%
Cane from 3rd parties	800	2,112	(62.1%)	0.1	0.3	(66.7)%
Agricultural costs	56,541	65,287	(13.4%)	10.3	9.1	13.2%
Harvest costs	23,039	24,924	(7.6%)	4.2	3.5	20.0%
Cane depreciation	12,729	15,114	(15.8)%	2.3	2.1	9.5%
Agricultural Partnership costs	4,019	8,922	(55)%	0.7	1.2	(41.7)%
Maintenance costs	16,754	16,327	2.6%	3.0	2.3	30.4%
Total Production Costs	79,749	86,020	(7.3%)	14.5	12.0	20.7%
Depreciation & amortization PP&E	(36,993)	(36,847)	0.4%	(6.7)	5.1	(231.4)%
Total Production Costs (excl. D&A)	42,756	49,173	(13.0%)	7.8	6.8	13.2%
Total Production Costs (Excl. D&A e IFRS 16)	44,004	49,173	(10.5%)	8.0	6.8	17.6%
Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	12M19	12M18	Chg %	12M19	12M18	Chg %
Industrial costs	83,429	85,453	(2.4%)	2.7	2.8	(3.6)%
Industrial costs	72,185	72,299	(0.2%)	2.4	2.4	—%
Cane from 3rd parties	11,244	13,154	(14.5%)	0.4	0.4	—%
Agricultural costs	271,647	255,686	6.2%	8.9	8.4	6.0%
Harvest costs	103,116	102,275	0.8%	3.4	3.4	—%
Cane depreciation	68,725	60,206	14.2%	2.3	2.0	15%
Agricultural Partnership costs	32,372	34,639	(6.5%)	1.1	1.1	—%
Maintenance costs	67,434	58,567	15.1%	2.2	1.9	15.8%
Total Production Costs	355,075	341,139	4.1%	11.7	11.2	4.7%
Depreciation & amortization PP&E	(157,657)	(143,202)	10.1%	(5.2)	(4.7)	10.7%
Total Production Costs (excl. D&A)	197,418	197,938	(0.3%)	6.5	6.5	0.3%
Total Production Costs (Excl. D&A e IFRS 16)	197,494	197,938	(0.2%)	6.5	6.5	0.3%

Sugar, Ethanol & Energy - Total Cost of Production
$ thousands	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	12M19	12M18	Chg %	12M19	12M18	Chg %
Total Production Costs (excl. D&A)	197,418	197,938	(0.3)%	6.5	6.5	—%
Maintenance Capex	119,902	117,269	2.2%	3.9	3.8	2.6%
SG&A	45,232	54,331	(16.7)%	1.5	1.8	(16.7)%
Cogeneration	(53,673)	(50,904)	5.4%	(1.8)	(1.7)	5.9%
Tax Recovery	(34,721)	(32,057)	8.3%	(1.1)	(1.0)	10.0%
Total Cost	274,158	286,576	(4.3)%	9.0	9.4	(3.8)%
Total cost of production reflects, on a cash basis, how much it costs us to produce one pound of sugar and ethanol (in sugar equivalent). Maintenance capex is included in the calculation since it is a recurring investment, necessary to maintain the productivity of the sugarcane plantation. As we are calculating sugar and ethanol costs, energy is deemed a by-product and thus deducted from total costs. As for the tax recovery line item, it includes the ICMS tax incentive that the state of Mato Grosso do Sul granted us until 2032. (Please visit our Investor Education section at ir.adecoagro.com for more information)
As shown in the table above, on a yearly basis, total cash cost on a per pound basis reached 9.0 cents per pound, 3.8% lower compared to 2018. This decrease is explained by: (i) 16.7% reduction in SG&A, as a result of the cost reduction plan carried out during 2019, (ii) higher cogeneration due to an increase of 20.9% in exported energy coupled with a higher tax recovery (iii) devaluation of the Brazilian Real that contributed to dilute costs in US dollars, since most of our cost structure is denominated in local currency.
All of our efforts are devoted to further enhance efficiencies to continue reducing total cash cost. As we ramp up operations in our cluster, cash cost will continue its downward trend as more fixed costs will be diluted.

Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	4Q19	4Q18	Chg %	12M19	12M18	Chg %
Sugarcane Valuation Model current period	55,355	47,475	16.6%	55,354	47,475	16.6%
Sugarcane Valuation Model previous period	56,631	54,575	3.8%	47,475	93,177	(49)%
Total Changes in Fair Value	(1,276)	(7,100)	(82.0%)	7,881	(45,702)	n.a

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented a gain of $7.9 million. This is fully attributable to an improvement in expected yields as a result of better average rainfalls during 4Q19 and the first month of 2020, coupled with an increase in Consecana price as a result of projected sugar price dynamics.

Corporate Expenses

Corporate Expenses
$ thousands	4Q19	4Q18	Chg %	12M19	12M18	Chg %
Corporate Expenses	(4,789)	(5,285)	(9.4)%	(19,639)	(19,971)	(1.7)%
Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarter staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown in the table above, corporate expenses for 2019 were $19.6 million, 1.7% lower compared to 2018, mainly as a result of the depreciation of the Brazilian Real and the Argentine peso.

Other Operating Income

Other Operating Income
$ thousands	4Q19	4Q18	Chg %	12M19	12M18	Chg %
(Loss)/gain from commodity derivative financial instruments	(401)	4,398	n.a	(492)	54,694	n.a
Gain from disposal of farmland and other assets	(118)	—	n.a	1,354	36,350	(96.3%)
Loss from onerous contracts - forwards	52	421	(87.6)%	(15)	(180)	(91.7%)
Gain from disposal of other property items	(559)	(65)	760%	(313)	(95)	229.5%
Net gain from Fair value adjustment of Investment property	(2,549)	(6,349)	(59.9%)	(927)	13,409	n.a
Others	1,974	(776)	n.a	(744)	178	n.a
Total	(1,601)	(2,371)	(32.5%)	(1,137)	104,356	n.a
Other Operating Income on an annual basis reported a loss of $1.1 million, compared to a gain of $104 million in 2018. This decrease is mainly related to: (i) $55.2 million lower results derived from the mark-to-market of our commodity hedge position; coupled with (ii) $14.3 million lower registered gains derived from the fair value adjustment of investment property; fully explained by a lower depreciation of the Argentine peso, together with the decrease in the fair value of our land portfolio according to the latest independent valuation by Cushman & Wakefield (9.6% reduction year-over-year for our farmland in Argentina and 8.7% on a consolidated basis); coupled with (iii) the $34.9 million lower registered gain from farm sales(1) .
(1) It´s worth remembering that the Adj. EBITDA generated during 2019 by the sale of farms is $9.4 MM. The difference was already booked under the "revaluation surplus" line of the equity

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent to agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of December 31, 2019
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB	Results Booked in FY2018
	Volume	USD/Ton	USD/Bu	$ thousands
2018/2019 Harvest season
Soybeans	172,923	298.5	1,100.4	0.9
Corn	267,561	133.3	353.0	(3.0)
2019/2020 Harvest season
Soybeans	144,368	189.3	782.7	933
Corn	293,026	91.0	279.7	(3,042)

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB	Results Booked in FY2018
	Volume (1)	USD/Unit	Cents/Lb	$ thousands
2019/2020 Harvest season
Sugar (tons)	174,447	344.1	15.6	3.0
Ethanol (m3)	666,003	666,003.0	n.a	(0.1)
Energy (MW/h)	842,999	63.0	n.a	—
2020/2021 Harvest season
Sugar (tons)	101,498	344.1	15.6	(3.1)
Ethanol (m3)	—	—	—	—
Energy (MW/h)	481,944	59.0	n.a	—

Financial Results

Financial Results
$ thousands	4Q19	4Q18	Chg %	12M19	12M18	Chg %
Interest Expenses, net	(13,751)	(13,119)	4.8%	(52,815)	(43,662)	21%
Cash Flow Hedge - Transfer from Equity	(4,836)	(18,847)	(74.3%)	(15,594)	(26,693)	(41.6)%
FX (Losses), net	(7,765)	5,009	n.a.	(108,458)	(183,195)	(40.8)%
Gain/loss from derivative financial Instruments	170	2,812	(94)%	1,189	(3,024)	n.a.
Taxes	(1,486)	(1,055)	40.9%	(4,364)	(3,136)	39.2%
Finance Cost - Right-of-use Assets	(107)	—	n.a.	(9,524)	—	n.a
Inflation accounting effects	29,853	31,558	(5.4)%	92,437	81,928	12.8%
Other Expenses, net	(1,315)	(1,634)	(19.5%)	(3,092)	(2,972)	4%
Total Financial Results	763	4,724	(83.9)%	(100,221)	(180,754)	(44.6)%

Net financial results in 2019 totaled a loss of $100.2 million compared to a loss of $180.8 million in 2018. These results are primarily composed of Foreign exchange gains and inflation accounting effects, as explained below:

(i)
Foreign exchange losses (composed of “Cash Flow Hedge - Transfer from Equity (1) and “Fx Gain/Loss line” items) reflect the impact of foreign exchange variations on our dollar denominated monetary assets and liabilities. The $108.5 million loss is explained by the 58.9% nominal depreciation of the Argentine Peso, compared to the 102.2% nominal depreciation registered during 2018, which resulted in a $183.2 million loss. At the same time, and further contributing to the foreign exchange loss, the Brazilian Real depreciated 4.0% during 2019 compared to 17.1% in 2018. These results are non-cash in nature and do not impact the net worth of the Company, in US dollars.

(ii)
Inflation accounting effects reflect the results derived from the exposure of our net monetary position to inflation. In this line, monetary assets generate a loss when exposed to inflation while monetary liabilities generate a gain, every time inflation reduces the owed balance, in real terms. During 2019, since we had a negative net monetary position (monetary liabilities were higher than monetary assets), we registered a $92.4 million gain, 12.8% or $10.5 million higher compared to 2018.

(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

Indebtedness

Net Debt Breakdown
$ thousands	4Q19	3Q19	Chg %	4Q18	Chg %
Farming	223,465	244,453	(8.6)%	180,097	24.1%
Short term Debt	152,633	173,557	(12.1)%	97,598	56.4%
Long term Debt	70,832	70,896	(0.1)%	82,499	(14.1)%
Sugar, Ethanol & Energy	744,815	654,814	13.7%	682,021	9.2%
Short term Debt	35,445	32,007	10.7%	46,033	(23.0)%
Long term Debt	709,370	622,807	13.9%	635,988	11.5%
Total Short term Debt	188,078	205,564	(8.5)%	143,632	30.9%
Total Long term Debt	780,202	693,703	12.5%	718,484	8.6%
Gross Debt	968,280	899,267	7.7%	862,116	12.3%
Cash & Equivalents	290,276	145,833	99.0%	273,635	6.1%
Net Debt	678,004	753,434	(10.0)%	588,481	15.2%
EOP Net Debt / Adj. EBITDA LTM	2.22x	2.74x	(18.9)%	1.87x	18.8%

Adecoagro´s net debt as of December 31, 2019 stood at $678.0 million, a 15.2% or $89.5 million increase compared to 2018. This increase was mainly driven by higher investments in our farming businesses, specifically the acquisition of the industrial facilities (both dairy and peanuts).
On a consolidated basis, gross debt reached $968.3 million, 12.3% higher year-over-year.
Compared to the previous quarter, net debt in 4Q19 decreased 10% or $75.4 million, as a result of the beginning of a positive free cash flow cycle, as most of the investments related to our 5-Year-Plan have already been deployed and we are consolidating and ramping up the operations.
Our net debt ratio (Net Debt / EBITDA) reached 2.22x, 18.9% below 3Q19. Cash and equivalents in 4Q19 stood at $290.3 million, 6.1% higher compared to the same period of last year and 99% higher than the previous quarter .
We consider our balance sheet to be in a solid position, considering not only the conservative debt levels but also its long term structure.

Capital Expenditures & Investments

Capital Expenditures & Investments
$ thousands	4Q19	4Q18	Chg %	12M19	12M18	Chg %
Farming & Land Transformation	3,837	9,433	(59.3)%	75,407	43,132	74.8%
Expansion	3,438	7,819	(56.0)%	69,457	38,675	79.6%
Maintenance	398	1,614	(75.3)%	5,950	4,457	33.5%
Sugar, Ethanol & Energy	43,062	45,120	(4.6)%	181,563	176,605	2.8%
Maintenance	26,137	18,553	40.9%	121,946	117,269	4.0%
Planting	12,137	11,693	3.8%	51,198	57,351	(10.7)%
Industrial & Agricultural Machinery	14,000	6,860	104.1%	70,748	59,918	18.1%
Expansion	16,925	26,568	(36.3)%	59,617	59,336	0.5%
Planting	16,143	16,214	(0.4)%	47,435	38,764	22.4%
Industrial & Agricultural Machinery	782	10,354	(92.4)%	12,182	20,572	(40.8)%
Total	46,899	54,553	(14.0)%	256,970	219,737	16.9%
In 2019 Adecoagro´s capital expenditures totaled $257.0 million, 16.9% higher compared to 2018.

The Sugar, Ethanol and Energy business accounted for 70.7% or $181.6 million of total capex. Investments related to the expansion of our plantation to supply the growing nominal crushing capacity explain the increase in expansion capex.

Farming & Land Transformation businesses accounted for 29.3%, or $75.4 million of total capex in 2019. The increase is mainly driven by the expansion capex in the Dairy and Crops businesses. These investments were related to the acquisition of the two milk processing facilities and two brands from SanCor; and to the peanut processing facility we acquired from Olam.

Consolidated capex spending will be lower going forward. Most of the committed expansion capex has now been deployed. We expect maintenance capex to go down in our Sugar, Ethanol and Energy business, even as we are increasing sugarcane area, as a result of efficiency enhancements.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	4Q19	4Q18	% Chg	4Q19	4Q18	% Chg
Soybean	tons	4,887	22,790	(78.6)%	1,092	5,085	(78.5)%
Corn (1)	tons	14,074	53,784	(73.8)%	1,744	6,581	(73.5)%
Wheat (2)	tons	51,509	65,605	(21.5)%	8,413	11,700	(28.1)%
Sunflower	tons	1,301	30	4,236.7%	422	7	6,202.0%
Cotton	tons	73	49	49.0%	167	55	203.6%
Rice (3)	tons	24,219	30,832	(21.4)%	5,661	9,369	(39.6)%
Peanut	tons	7,085	6,086	16.4%	5,014	4,835	3.7%
Sugar	tons	9,209	10,023	(8.1)%	1,713	3,910	(56.2)%
Organic Sugar	tons	1,804	3,845	(53.1)%	993	588	69.1%
Ethanol	m3	93,442	100,571	(7.1)%	34,157	36,026	(5.2)%
Fluid milk (UHT)	Th Lts	6,082	—	n.a	2,636	—	n.a
Milk powder	tons	717	405	77.3%	1,920	1,170	64.1%
Others	tons	3,666	4,061	(9.7)%	1,346	1,018	32.2%
Total		218,067	298,082	(26.8)%	65,278	80,344	(18.8)%
(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in white rice equivalent

Variations in inventory levels between 4Q19 and 4Q18 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained, (ii) different percentage of area harvested during the period, and (iii) commercial strategy or selling pace for each product.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:

•	Adjusted EBITDA

•	Adjusted EBIT

•	Adjusted EBITDA margin

•	Net Debt

•	Net Debt to Adjusted EBITDA

•	Adjusted Net Income

•	Adjusted Free Cash Flow

•	Adjusted Free Cash Flow from Operations

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization, excluding the revaluation result of the hectares hold as investment property, and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries.” Revaluation results from the farmland held as Property, Plant & Equipment
We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of PP&E and amortization of intangible assets, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial expenses; and (ii) adjusted by profit or loss from discontinued operations if any; and (iii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, i.e., (x) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland , reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries; and (y) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or retained earnings.
We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.
We define Adjusted EBITDA margin as Adjusted EBITDA to net sales. We consider that the presentation of adjusted EBITDA margin provides useful information on how successfully we operate our Company and enhances the ability of investors to compare profitability between segments, periods and with other public companies.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 33.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.

We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	4Q19	3Q19	Chg %	4Q18	Chg %
Total Borrowings	968,280	899,267	7.7%	862,116	12.3%
Cash and Cash equivalents	290,276	145,833	99.0%	273,635	6.1%
Net Debt	678.004	753,434	(10.0)%	588,481	15.2%
Adjusted Net Income
We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings, net of the related income tax effect.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Adjusted Net Income
$ thousands	4Q19	4Q18	Chg %	12M19	12M18	Chg %
Net Income	9,622	(4,255)	n.a	342	(23,233)	n.a
Foreign exchange losses, net	7,765	(5,009)	n.a	108,458	183,195	(40.8)%
Cash flow hedge - transfer from equity	4,836	18,847	(74.0)%	15,594	26,693	(41.6)%
Inflation Accounting Effects	(29,853)	(31,558)	(5.0)%	(92,437)	(81,928)	12.8%
Revaluation Result - Investment Property	2,394	5,048	(53.0)%	325	(13,409)	n.a
Revaluation surplus of farmland sold	—	—	n.a	8,022	—	n.a
Adjusted Net Income	(5,236)	(16,927)	791.6%	40,304	91,318	(59.9)%

Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations
We believe that the measures of Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are important measures of liquidity that enable investors to draw important comparisons year to year of the amount of cash generated by the Company’s principal business and financing activities, which includes the cash generated from our land transformation activities, after paying for recurrent items, including interest, taxes and maintenance capital expenditures.

We define Adjusted Free Cash Flow as (i) net cash generated from operating activities, net of the combine effect of the application of     from the Argentine operations , less (ii) net cash used in investing activities, net of he combine effect of the application of IAS 29 and IAS 21 from the Argentine operations, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries. We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities, net of the combine effect of the application of IAS 29 and IAS 21 from the Argentine operations , less (ii) net cash used in investing activities, net of he combine effect of the application of IAS 29 and IAS 21 from the Argentine operations, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in subsidiaries; plus (v) expansion capital expenditures ("expansion capex").

Expansion capex is defined as the required investment to expand current production capacity including organic growth, joint ventures and acquisitions. We define maintenance capital expenditures ("maintenance capex") as the necessary investments in order to maintain the current level of productivity both at an agricultural and at an industrial level. Proceeds from the sale of non-controlling interest in farming subsidiaries is a measure of the cash generated from our land transformation business that is included under cash from financing activities pursuant to IFRS.

We believe Adjusted Free Cash Flow is an important liquidity measure for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company business and financing activities to undertake growth investments, to fund acquisitions, to reduce outstanding financial debt. and to provie a return to shareholders in the form of dividends and/or share repurchases, among other things.

We believe Adjusted Free Cash Flow from Operations is an additional important liquidity metric for the Company because it allows investors and others to evaluate and compare the total amount of cash generated by the Company´s business and financing activities after paying for recurrent items including interest, taxes and maintenance capex. We believed this metric is relevant in evaluating the overall performance of our business.

Other companies may calculate Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations differently, and therefore our formulation may not be comparable to similarly titled measures used by other companies. Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are not measures of liquidity under IFRS, and should not be considered in isolation or as an alternative to consolidated cash flows from operating activities, net increase (decrease) in cash and cash equivalents and other measures determined in accordance with IFRS.

Reconcilliation - Adjusted Free Cash Flow
$ thousands	2019	2018
Net Increase / (decrease) in cash and cash equivalents	35,537	22,737
Interest Paid	(57,662)	(50,021)
Lease payments	(49,081)
Cash Flow from Financing Activities	37,863	20,854
IAS 29 & IAS 21 Effect for Investing Activities	(3,851)	(7,598)
IAS 29 & IAS 21 Effect for Operating Activities	(23,550)	(4.122)
Adjusted Free Cash Flow	(60,744)	(18,150)

Reconcilliation - Adjusted Free Cash Flow from Operations
$ thousands	2019	2018
Net Increase in cash and cash equivalents	35,537	22,737
Expansion Capex	129,074	98,011
Interest Paid	(57,662)	(50,021)
Lease payments	(49,081)	—
Cash Flow from Financing Activities	37,863	20,854
IAS 29 & IAS 21 Effect for Investing Activities	(3,851)	(7,598)
IAS 29 & IAS 21 Effect for Operating Activities	(23,550)	(4,122)
Adjusted Free Cash Flow from Operations	68,330	79,861

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q19
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	34,900	27,333	30,821	1,655	94,709	171,106	—	—	265,815
Cost of goods sold and services rendered	(29,392)	(17,033)	(28,415)	(1,535)	(76,375)	(122,638)	—	—	(199,013)
Initial recog. and changes in FV of BA and agricultural produce	5,745	(2,246)	3,604	538	7,641	(1,775)	—	—	5,866
Gain from changes in NRV of agricultural produce after harvest	368	—	(27)	—	341	—	—	—	341
Margin on Manufacturing and Agricultural Act. Before Opex	11,621	8,054	5,983	658	26,316	46,693	—	—	73,009
General and administrative expenses	(1,823)	(1,931)	(1,107)	(41)	(4,902)	(5,080)	—	(4,864)	(14,846)
Selling expenses	(4,048)	(5,299)	(2,698)	(22)	(12,067)	(22,153)	—	(59)	(34,279)
Other operating income, net	2,073	26	31	(2,571)	(441)	(1,274)	—	114	(1,601)
Profit from Operations Before Financing and Taxation	7,823	850	2,209	(1,976)	8,906	18,186	—	(4,809)	22,283
Net gain from Fair value adjustment of Investment property				42	42				42
Adjusted EBIT	7,823	850	2,209	(1,934)	8,948	18,186	—	(4,809)	22,325
(-) Depreciation and Amortization	1.107	1.907	1.449	—	4.463	36.993	—	20,000	41.476
Reverse of revaluation surplus derived from the disposals of assets				2.549	2.549		—		2.549
Adjusted EBITDA	8,930	2,757	3,658	615	15,960	55,179	—	(4,789)	66,350
Reconciliation to Profit/(Loss)
Adjusted EBITDA									66,350
(+) Depreciation									(41,476)
(+) Financial result, net									763
(+) Revaluation Result - Investment Property									(42)
(+) Income Tax (Charge)/Benefit									(15,605)
Reverse of revaluation surplus derived from the disposals of assets									(2,549)
(+) Translation Effect (IAS 21)									2,181
Profit/(Loss) for the Period									9,622

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q18
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	49,222	12,531	9,017	771	71,541	154,629	—	—	226,170
Cost of goods sold and services rendered	(50,539)	(9,702)	(8,511)	(651)	(69,402)	(111,065)	—	—	(180,467)
Initial recog. and changes in FV of BA and agricultural produce	8,892	(4,225)	1,032	(350)	5,349	(6,002)	—	—	(653)
Gain from changes in NRV of agricultural produce after harvest	(11,880)	—	—	—	(11,880)	—	—	—	(11,880)
Margin on Manufacturing and Agricultural Act. Before Opex	(4,305)	(1,396)	1,537	(229)	(4,392)	37,562	—	—	33,170
General and administrative expenses	(1,128)	(1,627)	(1,423)	(96)	(4,274)	(5,121)	—	(5,166)	(14,561)
Selling expenses	(1,422)	(2,545)	(566)	(74)	(4,607)	(21,986)	—	(51)	(26,644)
Other operating income, net	3,904	28	92	(9,088)	(5,064)	(1,868)	—	(68)	(7,000)
Profit from Operations Before Financing and Taxation	(2,951)	(5,540)	(360)	(9,487)	(18,337)	8,587	—	(5,285)	(15,035)
Net gain from Fair value adjustment of Investment property	—	—	—	9,078	9,078	—			9,078
Adjusted EBIT	(2,951)	(5,540)	(360)	(409)	(9,259)	8,587	—	(5,285)	(5,957)
(-) Depreciation and Amortization	595	3,156	1,409	95	5,255	36,847	—	—	42,102
Reverse of revaluation surplus derived from the disposals of assets	—	—	—		—	—	—	—	—
Adjusted EBITDA	(2,356)	(2,384)	1,049	(314)	(4,004)	45,434	—	(5,285)	36,145
Reconciliation to Profit/(Loss)
Adjusted EBITDA									36,145
(+) Depreciation									(42,102)
(+) Financial result, net									4,724
(+) Revaluation Result - Investment Property									9,078
(+) Income Tax (Charge)/Benefit									(2,127)
Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									(9,973)
Profit/(Loss) for the Period									(4,255)

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 12M19
$ thousands	Crops	Rice	Dairy	Others	Farming		Sugar, Ethanol & Energy		Land Transformation		Corporate		Total
Sales of goods and services rendered	168,938	102,162	84,767	3,904	359,771		531,783		—		—		891,554
Cost of goods sold and services rendered	(159,197)	(74,480)	(77,532)	(3,412)	(314,621)		(360,566)		—		—		(675,187)
Initial recog. and changes in FV of BA and agricultural produce	30,290	13,194	13,741	(40)	57,185		13,110		—		—		70,295
Gain from changes in NRV of agricultural produce after harvest	1,542	—	—	—	1,542		—		—		—		1,542
Margin on Manufacturing and Agricultural Act. Before Opex	41,573	40,876	20,976	452	103,877		184,327		—		—		288,204
General and administrative expenses	(5,446)	(6,752)	(4,188)	(167)	(16,553)		(21,925)		—		(19,319)		(57,797)
Selling expenses	(12,852)	(21,072)	(6,252)	(171)	(40,347)		(67,116)		—		(165)		(107,628)
Other operating income, net	(1,133)	282	(635)	(956)	(2,442)		126		1,354		(175)		(1,137)
Profit from Operations Before Financing and Taxation	22,142	13,334	9,901	(842)	44,535		95,412		1,354		(19,659)		121,642
Net gain from Fair value adjustment of Investment property	—	—	—	927	927		—		—		—		927
Adjusted EBIT	22,142	13,334	9,901	85	45,462	—	95,412	—	1,354	—	(19,659)	—	122,569
(-) Depreciation and Amortization	4,662	6,994	5,064	181	16,901		157,657		—		20		174,578
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—			—		8,022		—		8,022
Adjusted EBITDA	26,804	20,328	14,965	266	62,363		253,069		9,376		(19,639)		305,169
Reconciliation to Profit/(Loss)
Adjusted EBITDA													305,169
(+) Depreciation													(174,578)
(+) Financial result, net													(100,221)
(+) Revaluation Result - Investment Property													(927)
(+) Income Tax (Charge)/Benefit													(20,820)
Reverse of revaluation surplus derived from the disposals of assets													(8,022)
(+) Translation Effect (IAS 21)													(259)
Profit/(Loss) for the Period													342

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 12M18
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	164,538	100,013	33,201	1,919	299,671	510,938	—	—	810,609
Cost of goods sold and services rendered	(165,988)	(75,739)	(31,488)	(1,412)	(274,627)	(348,616)	—	—	(623,243)
Initial recog. and changes in FV of BA and agricultural produce	36,422	8,967	7,295	(806)	51,878	(20,853)	—	—	31,025
Gain from changes in NRV of agricultural produce after harvest	2,704	—	—	—	2,704	—	—	—	2,704
Margin on Manufacturing and Agricultural Act. Before Opex	37,676	33,241	9,008	(299)	79,626	141,469	—	—	221,095
General and administrative expenses	(4,239)	(5,070)	(2,034)	(155)	(11,498)	(25,302)	—	(19,626)	(56,426)
Selling expenses	(5,921)	(15,465)	(983)	(165)	(22,534)	(69,442)	—	(178)	(92,154)
Other operating income, net	5,422	275	(1,055)	10,668	15,310	48,357	36,227	(167)	99,727
Profit from Operations Before Financing and Taxation	32,938	12,981	4,936	10,049	60,904	95,082	36,227	(19,971)	172,242
Net gain from Fair value adjustment of Investment property	—	—	—	(10,680)	(10,680)	—			(10,680)
Adjusted EBIT	32,938	12,981	4,936	(631)	50,224	95,082	36,227	(19,971)	161,562
(-) Depreciation and Amortization	1,697	5,846	2,253	171	9,967	143,202	—	—	153,169
Reverse of revaluation surplus derived from the disposals of assets
Adjusted EBITDA	34,635	18,827	7,189	(460)	60,191	238,284	36,227	(19,971)	314,731
Reconciliation to Profit/(Loss)									—
Adjusted EBITDA									314,731
(+) Depreciation									(153,169)
(+) Financial result, net									(180,754)
(+) Revaluation Result - Investment Property									10,680
(+) Income Tax (Charge)/Benefit									1,024
Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									(15,745)
Profit/(Loss) for the Period									(23,233)

Consolidated Statement of Income

Statement of Income
$ thousands	4Q19	4Q18	Chg %	12M19	12M18	Chg %

Sales of goods and services rendered	279,225	243,009	14.9%	887,138	793,239	11.8%
Cost of goods sold and services rendered	(210,220)	(194,516)	8.1%	(671,173)	(609,965)	10.0%
Initial recognition and changes in fair value of biological assets and agricultural produce	9,271	4,056	128.6%	68,589	16,195	323.5%
Changes in net realizable value of agricultural produce after harvest	580	(10,461)	(105.5)%	1,825	(909)	(300.8)%
Margin on manufacturing and agricultural activities before operating expenses	78,856	42,088	87.4%	286,379	198,560	44.2%
General and administrative expenses	(16,715)	(16,768)	(0.3)%	(57,202)	(56,080)	2.0%
Selling expenses	(36,240)	(28,883)	25.5%	(106,972)	(90,215)	18.6%
Other operating income, net	(1,437)	(3,289)	(56.3)%	(822)	104,232	(100.8)%
Profit from operations before financing and taxation	24,464	(6,852)	(457.0)%	121,383	156,497	(22.4)%
Finance income	2,618	2,087	25.4%	9,908	8,581	15.5%
Finance costs	(31,708)	(28,921)	9.6%	(202,566)	(271,263)	(25.3)%
Other financial results - Net gain of inflation effects on the monetary items	29,853	31,558	(5.4)%	92,437	81,928	12.8%
Financial results, net	763	4,724	(83.8)%	(100,221)	(180,754)	(44.6)%
(Loss)/Profit before income tax	25,227	(2,128)	(1,285.5)%	21,162	(24,257)	(187.2)%
Income tax benefit/(expense)	(15,605)	(2,127)	633.7%	(20,820)	1,024	(2,133.2)%
(Loss)/Profit for the period	9,622	(4,255)	(326.1)%	342	(23,233)	(101.5)%

Condensed Consolidated Statement of Cash Flow

Statement of Cashflows
$ thousands	4Q19	4Q18	Chg %	12M19	12M18	Chg %

Cash flows from operating activities:
Profit / (Loss) for the year	9,622	(4,255)	(326.1)%	342	(23,233)	(101.5)%
Adjustments for:
Income tax expense / (benefit)	15,605	2,127	633.7%	20,820	(1,024)	(2,133.2)%
Depreciation	41,982	40,978	2.5%	173,208	153,034	13.2%
Amortization	254	419	(39.4)%	1,231	1,220	0.9%
Depreciation of right of use assets	12,241	—	n . a	45,168	—	n . a
Loss from the disposal of other property items	523	(122)	(528.7)%	329	95	246.3%
Gain from the sale of farmland and other assets	—	—	n . a	(1,354)	(36,227)	(96.3)%
Acquisition of subsidiaries	—	—	n . a	(149)	—	n . a
Net (loss) / gain from the Fair value adjustment of Investment properties	2,394	5,048	(52.6)%	325	(13,409)	(102.4)%
Equity settled share-based compensation granted	1,318	976	35.0%	4,734	4,728	0.1%
Gain from derivative financial instruments and forwards	132	(5,358)	(102.5)%	(469)	(51,504)	(99.1)%
Interest, finance cost related to lease liabilities and other financial expense, net	13,865	13,411	3.4%	62,653	44,347	41.3%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	21,909	22,695	(3.5)%	(1,720)	30,299	(105.7)%
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,910	12,002	(84.1)%	481	647	(25.7)%
Provision and allowances	3,218	1,181	172.5%	2,778	2,126	30.7%
Net gain of inflation effects on the monetary items	(29,853)	(31,558)	(5.4)%	(92,437)	(81,928)	12.8%
Foreign exchange losses, net	7,765	(5,009)	(255.0)%	108,458	183,195	(40.8)%
Cash flow hedge – transfer from equity	4,836	18,847	(74.3)%	15,594	26,693	(41.6)%
Subtotal	107,721	71,382	50.9%	339,992	239,059	42.2%

Changes in operating assets and liabilities:
Increase in trade and other receivables	2,417	46,796	(94.8)%	(17,664)	(65,942)	(73.2)%
(Increase) / Decrease in inventories	84,509	28,185	199.8%	9,998	(41,531)	(124.1)%
(Increase) / Decrease in biological assets	(57,796)	(34,936)	65.4%	(27,037)	2,958	(1,014.0)%
(Increase) / Decrease in other assets	(3)	(503)	(99.4)%	(210)	(777)	(73.0)%
Decrease in derivative financial instruments	(49)	(1,002)	(95.1)%	3,997	50,021	(92.0)%
Increase in trade and other payables	18,619	7,940	134.5%	13,102	31,148	(57.9)%
Increase in payroll and social security liabilities	(1,534)	(280)	448%	2,565	5,876	(56.3)%
(Decrease) / Increase in provisions for other liabilities	10	(97)	(110.3)%	(351)	(430)	(18.4)%
Net cash generated from operating activities before taxes paid	153,894	117,485	31.0%	324,392	220,382	47.2%
Income tax paid	(478)	(396)	20.7%	(2,282)	(1,869)	22.1%
Net cash generated from operating activities	153,416	(117,089)	(231.0)%	322,110	218,513	47.4%

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	47	—	n . a	683	—	n . a
Purchases of property, plant and equipment	(53,010)	(54,573)	(2.9)%	(252,450)	(207,069)	21.9%
Purchase of cattle and non current biological assets	—	(2,159)	(100.0)%	(4,950)	(5,706)	(13.2)%
Purchases of intangible assets	(1,627)	(962)	69.1%	(8,617)	(3,321)	159.5%
Interest received and others	3,029	2,135	41.9%	8,139	7,915	2.8%
Proceeds from disposal of other property items	848	515	64.7%	2,652	1,748	51.7%
Proceeds from sale of farmland and other assets	—	—	n . a	5,833	31,511	(81.5)%
Proceeds from the sale of farmland and other assets	(50,713)	(55,044)	(7.9)%	(248,710)	(174,922)	42.2%

Cash flows from financing activities:
Proceeds from long-term borrowings	95,677	8,319	1,050.1%	108,271	45,536	137.8%
Payments of long-term borrowings	(22,058)	(74,515)	(70.4)%	(101,826)	(124,349)	(18.1)%
Proceeds from short-term borrowings	21,566	138,981	(84.5)%	193,977	318,108	(39.0)%
Payments of short-term borrowings	(38,189)	(38,963)	(2.0)%	(127,855)	(190,630)	(32.9)%
Interest paid	(6,124)	(6,538)	(6.3)%	(57,662)	(50,021)	15.3%
Payment of derivatives financial instruments	(4)	(1.348)	196.7%	1,481	(2,578)	(157.4)%
Lease payments	(7,777)	—	n . a	(49,081)	—	n . a
Purchase of own shares	(2,522)	—	n . a	(4,263)	(15,725)	(72.9)%
Dividends paid to non-controlling interest	(302)	—	n . a	(905)	(1,195)	(24.3)%
Net cash (used) / generated from financing activities	40,267	25,936	55.3%	(37,863)	(20,854)	81.6%
Net increase in cash and cash equivalents	142,970	87,981	62.5%	35,537	22,737	56.3%
Cash and cash equivalents at beginning of year	273,635	180,828	51.3%	273,635	269,195	1.6%
Effect of exchange rate changes and inflation on cash and cash equivalents	1,473	4,827	(69.5)%	(18,896)	(18,297)	3.3%
Cash and cash equivalents at end of year	418,078	273,636	52.8%	290,276	273,635	6.1%

Condensed Consolidated Statement of Financial Position

Statement of Financial Position
$ thousands	December 31, 2019	December 31, 2018	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	1,493,220	1,480,439	0.9%
Right of use assets	238,053	—	n.a
Investment property	34,295	40,725	(15.8)%
Intangible assets	33,679	27,909	20.7%
Biological assets	13,303	11,270	18.0%
Deferred income tax assets	13,664	16,191	(15.6)%
Trade and other receivables, net	44,993	38,820	15.9%
Other assets	1,034	1,184	(12.7)%
Total Non-Current Assets	1,872,241	1,616,538	15.8%
Current Assets
Biological assets	117,133	94,117	24.5%
Inventories	112,790	128,102	(12.0)%
Trade and other receivables, net	127,338	158,686	(19.8)%
Derivative financial instruments	1,435	6,286	(77.2)%
Other assets	94	8	1,075.0%
Cash and cash equivalents	290,276	273,635	6.1%
Total Current Assets	649,066	660,834	(1.8)%
TOTAL ASSETS	2,521,307	2,277,372	10.7%
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	(99.9)%
Share premium	901,739	900,503	(99.9)%
Cumulative translation adjustment	(680,315)	(666,037)	(99.9)%
Equity-settled compensation	15,354	16,191	(99.9)%
Cash flow hedge	(76,303)	(56,884)	(99.9)%
Other reserves	66,047	32,380	n . a
Treasury shares	(7,946)	(8,741)	(99.9)%
Revaluation surplus	337,877	383,889	(99.9)%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	(99.9)%
Retained earnings	206,669	237,188	(99.9)%
Equity attributable to equity holders of the parent	988,269	1,063,636	(99.9)%
Non-controlling interest	40,614	44,509	(99.9)%
TOTAL SHAREHOLDERS EQUITY	1,028,883	1,108,145	(99.9)%
LIABILITIES
Non-Current Liabilities
Trade and other payables	3,599	211	1,605.7%
Borrowings	780,202	718,484	8.6%
Lease liabilities	174,570	—	n . a
Deferred income tax liabilities	165,508	168,171	(1.6)%
Payroll and social liabilities	1,209	1,219	(0.8)%
Provisions for other liabilities	2,936	3,296	(10.9)%
Total Non-Current Liabilities	1,128,024	891,381	26.5%
Current Liabilities
Trade and other payables	106,887	106,226	0.6%
Current income tax liabilities	754	1,398	(46.1)%
Payroll and social liabilities	25,208	25,978	(3.0)%
Borrowings	188,078	143,632	30.9%
Lease liabilities	41,814	—	n . a
Derivative financial instruments	1,423	283	402.8%
Provisions for other liabilities	236	329	(28.3)%
Total Current Liabilities	364,400	277,846	31.2%
TOTAL LIABILITIES	1,492,424	1,169,227	27.6%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	2,521,307	2,277,372	10.7%